June 16, 2005

Mail Stop 4561

Anthony W. Thompson
Chief Executive Officer and Chairman of the Board of Managers
NNN 2002 Value Fund, LLC
c/o Triple Net Properties, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705

Re:	NNN 2002 Value Fund, LLC
	Amendment No. 2 to Form 10
      Filed May 13, 2005
	File No. 0-51098
		Form 10-K for Year Ended December 31, 2004
		Filed on April 27, 2005
		Form 10-Q for the Quarter Ended March 31, 2005
		Filed on May 23, 2005

Dear Mr. Thompson:

      We have reviewed your filings and have the following follow-up comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 10

Capital Resources, pages 17-18

1. In connection with your response to prior comment 14 from our last letter dated March, 24, 2005, we note you now specify that $4.6 million will be expended on capital improvements to the Netpark property. Since you own only a 50% tenant-in-common interest, please revise your disclosure to state whether the other owners, including your affiliates, will contribute an equal amount to fund tenant and/or capital improvements, and if not, why.

Sale of Unregistered Securities, page 19

2. We note your disclosure that you sold nearly 6,000 units to 622 investors relying on Rule 506 of Regulation D and Section 4(2). Supplementally, please tell us whether all investors were accredited investors. Also, please explain how you identified such a large number of purchasers without conducting a general solicitation.

Prior Performance Tables, page 23
3. We note that your manager`s board of managers is considering alternatives to address the errors in the prior performance tables.
Please expand your disclosure to discuss the specific alternatives that the board of managers is considering.

Item 7. Certain Relationships and Related Transactions, page 40

4. We note your response to prior comment 21. Please revise the disclosure in this section to disclose the $585,000 the Manager received in connection with the sale of the Bank of America Plaza West property. Refer to Item 404(a) of Regulation S-K, which requires disclosure since the beginning of your last fiscal year.

Financial Statements

5. Update your financial statements pursuant to 3-12 of Regulation
S-
X.

Form 10-K for the Year Ended December 31, 2004

Item 9.A. Controls and Procedures, pages 38-39
6. We note that your disclosure states "We have concluded that our disclosure controls and procedures need to be strengthened and are not sufficiently effective . . . ."  It is unclear what you mean when
you say "sufficiently effective." Please revise to remove the term
"sufficiently" and to disclose an unqualified conclusion as to whether your disclosure controls and procedures are effective or not effective.

7. The first full paragraph on page 39 states that you undertake to design improved internal control procedures to address a "number of financial reporting issues." Revise to detail these issues. Also, please quantify the impact that your material weaknesses have had on your financial statements including a discussion of whether your auditors have made changes to your audited financial statements since the discovery of these weaknesses.

8. Please clearly describe each change to your internal control over financial reporting for the period covered by this report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of
Regulation S-K.
9. We note your discussion regarding ineffective disclosure controls and procedures, material weaknesses, remedial measures not yet implemented, and the fact that your evaluation of these items is on-going. In light of these disclosures, please tell us supplementally how you concluded that there are no material inaccuracies or material misstatements in your financial statements. We may have further comments.

Form 10-Q for the Quarter Ended March 31, 2005

Item 4. Control and Procedures, pages 28-29

10. As appropriate, please apply the above-mentioned Form 10-K comments to your Form 10-Q`s Controls and Procedures disclosure.

11. Revise paragraph (b) on page 29 to specifically describe any change in your internal control over financial reporting identified in connection with your evaluation for the last fiscal quarter ended
March 31, 2005.  See Item 308(c) of Regulation S-K.

12. Revise to include a timeline of when you believe the compensating and remedial controls necessary to correct the significant deficiencies and material weaknesses discovered by your auditors, which have been under evaluation for the prior two quarters, will be implemented.

*  *  *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that key your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.






	You may contact Robert Telewicz at (202) 551-3438 or Kathleen Collins, Accountant Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related
matters.  Please contact Neil Miller at (202) 551-3442 or me at
(202)
551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Peter T. Healy, Esq. (via facsimile)
	O`Melveny & Myers LLP


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Mr. Anthony W. Thompson
NNN 2002 Value Fund, LLC
June 16, 2005
Page 1